Exhibit 3-a

ARTICLES OF AMENDMENT

OF

PINGCHUAN PHARMACEUTICAL, INC.

Pursuant to Section 55-10-06 of the General Statutes of North Carolina, Pingchuan Pharmaceutical, Inc. hereby submits these Articles of Amendment for the purpose of amending the Articles of Incorporation of the corporation.

1.

The name of the corporation is Pingchuan Pharmaceutical, Inc. (the “Corporation”).

2.

Paragraph 2  of the Articles of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

2.

 (a) Authorized Shares.  The total number of shares of capital stock which the Corporation shall have authority to issue is 155,000,000, of which (a) 150,000,000 shares shall be Common Stock (the “Common Stock”) and (b) 5,000,000 shares shall be Series A Preferred Stock (the “Preferred Stock”).  The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions on the Preferred Stock of the Corporation shall be determined by the Board of Directors.

(b)  Reverse Stock Split.  On January 2, 2007 at 6:00 p.m. Eastern Standard Time (the “Effective Time”), a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each six (6) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

i.

Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancellation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

ii.

From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

iii.

The Corporation will not issue fractional shares.  The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

3.

The amendments to the Articles of Incorporation of the Corporation referenced in Article 2 of these Articles of Amendment were (i) adopted by the Corporation’s Board of Directors on November 28, 2006 and (ii) adopted by the shareholders of the Corporation at a meeting duly called and held in the manner prescribed by the General Statutes of North Carolina.

4.

These amendments will become effective at 5:59 p.m. on January 2, 2007.

Dated the 21st day of December, 2007.

Pingchuan Pharmaceutical, Inc.

By: s/s Hu Zhanwu

        Hu Zhanwu

        President

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